Exhibit 99.5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES REPORTS ON SC 72 FORCE MAJEURE DECLARATION

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: October 18, 2022

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) wishes to make shareholders aware of the following disclosure PXP Energy Corporation made to the Philippine Stock Exchange on October 17, 2022 regarding the granting of Force Majeure on Service Contract 72.

“PXP Energy Corporation (“the Company” or “PXP”) wishes to inform the Exchange that (i) PXP, as operator under Service Contract No. 75 and (ii) Forum (GSEC 101) Limited (“Forum”), as operator under Service Contract No. 72, received the response of the Department of Energy (“DOE”) in respect of their Force Majeure declaration effective 6 April 2022 following receipt of the DOE’s directive to “put all on hold all exploration activities for SC 75 and SC 72 until such time that the [Security, Justice and Peace Coordinating Cluster (“SJPCC”)] has issued the necessary clearance to proceed.”

In its letter dated 11 October 2022, which PXP and Forum received today, the DOE granted the following: (i) the Declaration of Force Majeure for SC75 and SC72 from 6 April 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC75 and SC72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on 06 April 2022.

PXP holds 50% interest in SC 75 located in Northwest Palawan. Forum Energy Limited (“FEL”), in which PXP holds a direct and indirect interest of 79.13%, has a 70% participating interest in SC 72 located in Northwest Palawan, through its wholly-owned subsidiary Forum. PXP has a total economic interest of 54.36% in SC 72.”

A copy of the said disclosure and related materials can be found at the following website: https://edge.pse.com.ph/openDiscViewer.do?edge_no=6ec3c62ab0f5d8863470cea4b051ca8f

The Board will continue to update shareholders on any developments regarding SC 72 as we become aware of them.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com